UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                           Metretek Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59159Q107
               ---------------------------------------------------
                                 (CUSIP Number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                            Wellesley, MA  02482-7910
                                  781-283-8500
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                 April 10, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D
CUSIP NO. 59159Q107                        PAGE 2 OF 8 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,405,612
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,405,612
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,405,612
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     24.2%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 59159Q107                        PAGE 3 OF 8 PAGES




1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III-A Capital Partners, L.P.
     04-3495504
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        234,268
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     234,268
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     234,268
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.0%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 59159Q107                        PAGE 4 OF 8 PAGES




1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     GP III-A, LLC
     04-3493598
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        234,269
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     234,269
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     234,269
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.0%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 59159Q107                        PAGE 5 OF 8 PAGES

ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") should be read in conjunction with the Schedule 13D dated December 9, 1999 ("Schedule 13D"), Amendment No. 1 dated January 9, 2000 ("Amendment No. 1") and Amendment No. 2 dated February 4, 2000 ("Amendment No. 2") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited
liability company, and certain affiliates.   This Amendment No. 3 amends the
Schedule 13D, Amendment No. 1 and Amendment No. 2 only with respect to those items below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D, Amendment No. 1 or Amendment No. 2.

     This filing of statement is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This statement relates to shares of the Common Stock, $.01 par value (the "Shares") of Metretek Technologies, Inc. (the "Company"). The principal executive offices of the Company are located at 1675 Broadway, Suite 2150, Denver, Colorado, 80202.


ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Item 3 is deleted in its entirety and amended as set forth below.

     On December 9, 1999, the Fund, DDJ Canadian and the Account (collectively, the "Funds") purchased an aggregate of 1,450 Units issued by the Company pursuant to a private placement for a purchase price of $2,000 per Unit for an aggregate purchase price of $2,900,000. Each Unit consists of one share of Series B Preferred Stock, 200 shares of Common Stock and one Warrant to purchase 100 shares of Common Stock. The Units are immediately detachable into their component securities. The Fund purchased 242 Units for cash; DDJ Canadian purchased 725 Units for cash; and the Account purchased 483 Units for cash.

     On February 4, 2000, the Funds purchased an aggregate of an additional 1,550 Units issued by the Company pursuant to a private placement for a purchase price of $2,000 per Unit for an aggregate purchase price of $3,100,000. The Fund purchased 258 Units for cash; DDJ Canadian purchased 775 Units for cash; and the Account purchased 517 Units for cash.

                                  SCHEDULE 13D
CUSIP NO. 59159Q107                        PAGE 6 OF 8 PAGES

     The Warrants may be exercised at any time after March 9, 2000 through December 9, 2004. The initial exercise price for the Warrants is $6.7425 per share, subject to adjustment pursuant to certain antidilution and reset provisions. Since the Warrants may be exercised within 60 days of the date of this filing, the Funds may be deemed to beneficially own the 300,000 shares of Common Stock issuable upon the exercise of the Warrants. Such shares have therefore been included in this filing.

     Pursuant to the terms of the Certificate of Designation of Series B Preferred Stock, each share of Series B Preferred Stock may be converted any time after June 9, 2000 into that number obtained by dividing the Conversion Value ($1,000 plus accrued and unpaid dividends) by $5.9334 (the "Conversion Price"), subject to adjustment pursuant to certain antidilution and reset provisions. Since the Series B Preferred Stock may be converted within 60 days of the date of this filing, the Funds may be deemed to beneficially own the 505,612 shares of Common Stock issuable upon conversion of the Series B Preferred Stock (assuming the initial Conversion Value). Such shares have therefore been included in the amounts shown in this filing.


ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.

     (a) B III-A Capital Partners, L.P. owns, and GP III-A, LLC and DDJ beneficially own, as general partner and investment manager, respectively of B III-A Capital Partners, L.P. 234,269 Shares or approximately 4.0% of the Company. DDJ, as investment manager to the Account, may be deemed to beneficially own 468,537 Shares, or approximately 8.1% of the outstanding Shares of the Company. DDJ, as investment advisor to DDJ Canadian, may be deemed to beneficially own 702,806 Shares, or approximately 12.1% of the outstanding Shares of the Company. Accordingly, DDJ may be deemed to be the beneficial owner of 1,405,612 Shares, or approximately 24.2% of the outstanding Shares of the Company.

                                  SCHEDULE 13D
CUSIP NO. 59159Q107                        PAGE 7 OF 8 PAGES


                                   Signature:
                                    ========

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  /s/  Wendy Schnipper Clayton
     -----------------------------------------
     Wendy Schnipper Clayton
     Attorney-in-Fact*


* Limited Power of Attorney filed with the SEC on July 29, 1998 with Frontier Airlines Schedule 13D Frontier Airlines Inc.

                                  SCHEDULE 13D
CUSIP NO. 56323309                         PAGE 8 OF 8 PAGES



                                   SCHEDULE A
                                   ===========

     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02482. Mr. Breazzano and Ms. Mencher are U. S. citizens.

NAME             PRINCIPAL OCCUPATION OR EMPLOYMENT
=====            =======================================

David J. Breazzano    Principal of DDJ Capital Management, LLC, DDJ Galileo,
                 LLC, DDJ Copernicus, LLC and GP III-A, LLC

Judy K. Mencher  Principal of DDJ Capital Management, LLC, DDJ Galileo, LLC,
                 DDJ Copernicus, LLC, GP III-A, LLC, Vice President of DDJ Overseas Corporation and Director of Kepler Overseas Corp.